Filed Pursuant to Rule 433

Registration No. 333-266775

Term Sheet

January 22, 2024

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook)

Standard & Poor’s Ratings Services: A- (stable outlook)

ISIN/Common Code/CUSIP:	XS2756387499 / 275638749 / 026657 AY2

Trade Date:	January 22, 2024

Original Issue Date:	January 25, 2024 (T+3)

Stated Maturity Date:	April 24, 2026

Principal Amount:	€500,000,000

Benchmark Government Security:	OBL 0.000% due April 10, 2026

Benchmark Government Security Yield:	2.514%

Spread to Benchmark Government Security:	+100.2

Mid-Swap Yield:	2.966%

Re-Offer Yield:	3.516%

Re-Offer Spread to Mid-Swaps:	MS+55bps

Price to Public:	99.977%

Commission:	0.100%

Net Proceeds to Issuer:	99.877% / €499,385,000

Interest Rate:	3.500%

All-in Yield:	3.563%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each April 24, beginning on April 24, 2024 (short first coupon), and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts:	Yes, as provided in Annex A

Redemption for Tax Reasons:	Yes, as provided in Annex B

Optional Redemption:	Comparable Government Bond Rate + 15bps, as provided in Annex C

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (T2) or any successor thereto, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Book-Running Manager:	Barclays Bank PLC

Additional Risk Factors

If, as permitted by the Notes, the Issuer makes payments in U.S. dollars, you will be exposed to significant risks if your home currency is not U.S. dollars.

If the euro is not available in the good faith judgment of the Issuer for the payment of principal, premium, if any, or interest with respect to the Notes, including any payments made upon any redemption of the Notes, due to the imposition of exchange controls or other circumstances beyond the control of the Issuer, or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, the Issuer will be entitled to satisfy its obligations to holders of the Notes by making that payment in U.S. dollars on the basis of the market exchange rate as computed by the exchange rate agent on the second Business Day before that payment is due, or if such market exchange rate is not then available, on the basis of the most recently available market exchange rate on or before the date that payment is due or as otherwise determined by the Issuer in good faith, if the foregoing is impracticable. There can be no assurance that the exchange rate applicable to the Notes will be as favorable to the holders of such Notes as the exchange rates that may otherwise be available to such holders at the applicable time of conversion. Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Indenture. If your home currency is not U.S. dollars, any such payment will expose you to the significant risks. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations. The potential developments regarding the availability of the euro, and the possible conversion of amounts payable into U.S. dollars, or market perceptions concerning these and related issues, could adversely affect the value of the Notes.

Noteholders are exposed to the consequences of denomination of a minimum specified denomination plus a higher integral multiple.

The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. As is the case with any issue of Notes that have a denomination consisting of a minimum specified denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €100,000 (or its equivalent) that are not integral multiples of €100,000 (or its equivalent). In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum specified denomination may not receive a definitive note in respect of such holding (should definitive notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to the minimum specified denomination.

*A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

**Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the two business days before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Annex A

Payment of Additional Amounts

The Issuer will, subject to the exceptions and limitations set forth below, pay as additional interest such Additional Amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a United States Alien (as such term is defined below), after deduction for any present or future tax, assessment or governmental charge of the United States (as such term is defined below), or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. However, the foregoing obligation to pay Additional Amounts shall not apply:

(a)

to any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

i.	being or having been present or engaged in a trade or business in the United States or having had a permanent establishment therein;

ii.	having a current or former relationship with the United States, including a relationship as a citizen or resident or being treated as a resident thereof; or

iii.

being or having been, for United States federal income tax purposes, a personal holding company, a “controlled foreign corporation”, a “passive foreign investment company” (including a qualified electing fund), a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization;

(b)

to any tax, assessment or other governmental charge imposed by reason of the holder (i) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Issuer entitled to vote, (ii) receiving interest described in Section 881(c)(3)(A) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or (iii) being a controlled foreign corporation with respect to the United States that is related to Issuer by actual or constructive stock ownership;

(c)

to any holder that is a fiduciary or partnership or other than the sole beneficial owner of the Note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the Note would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Note;

(d)

to any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements under United States income tax laws, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of such Note, if such compliance is required by United States income tax laws, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

(e)	to any tax, assessment or governmental charge that is imposed otherwise than by withholding by the Issuer or a paying agent from the payment;

(f)

to any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(g)	to any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

(h)

to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced to conform to, any European Union Directive on the taxation of savings;

(i)	to any tax, assessment or governmental charge that is payable otherwise than by withholding by the Issuer or the Paying Agent from the payment of the principal of or interest on such Note;

(j)

to any tax, assessment or governmental charge required to be withheld by any Paying Agent from such payment of principal of or interest on any Note, if such payment can be made without such withholding by any other Paying Agent;

(k)

to any withholding or deduction on or in respect of any Note pursuant to sections 1471 through 1474 of the Code, and the regulations, administrative guidance and official interpretations promulgated thereunder (“FATCA”), any agreement entered into pursuant to Section 1471(b)(1) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of FATCA; or

(l)	to any tax imposed as a result of any combination of the above.

The term “United States” means the United States of America, the States thereof (including the District of Columbia) and any other political subdivision or taxing authority thereof or therein affecting taxation, and the term “United States Alien” means any corporation, partnership, individual or fiduciary that, as to the United States, is for United States federal income tax purposes (A) a foreign corporation, (B) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust, (C) a non-resident alien individual, or (D) a non-resident alien fiduciary of a foreign estate or trust.

Annex B

Redemption for Tax Reasons

If the Issuer has or will become obliged to pay Additional Amounts (as described above under the heading “—Payment of Additional Amounts”) as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Settlement Date, and the Issuer determines that such obligation cannot be avoided by the use of reasonable measures then available to the Issuer, the Issuer may, at the Issuer’s option, at any time, having given not less than 30 nor more than 60 days’ prior written notice to Holders, redeem, in whole, but not in part, the Notes at a redemption price equal to 100% of their principal amount, together with unpaid interest, if any, on the Notes accrued to but excluding the redemption date, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts if a payment in respect to the Notes were due on such date. Prior to the transmission or publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two of its directors stating that the Issuer are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the Issuer right to so redeem the Notes has occurred.

Annex C

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at the option of the Issuer, at any time, at a “make-whole” redemption price in cash equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to but excluding the redemption date) discounted to the redemption date on an annual basis (based on an Actual/Actual (ICMA) (as defined in the rulebook of International Capital Market Association) day count convention) at the applicable Comparable Government Bond Rate plus 15 basis points, plus, in each of clause (i) and (ii), unpaid interest, if any, thereon accrued to but excluding the redemption date. The following definitions will apply with respect to the foregoing:

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other European government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, European government bonds selected by such Independent Investment Banker, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“Independent Investment Banker” means Barclays Bank PLC or its successor, or, if Barclays Bank PLC is unwilling or unable to select the Comparable Government Bond, an independent investment banking institution of international standing appointed by the Issuer.

Notice of any redemption will be given in writing not more than 60 nor less than 30 days before the redemption date to each holder of the Notes to be redeemed. Such notice of redemption shall specify the principal amount of Notes to be redeemed, ISIN and Common Code numbers of the Notes to be redeemed, the redemption date, the redemption price, the place or places of payment and that payment will be made upon presentation and surrender of such Notes. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed, which, in the case of Notes in book-entry form, will be in accordance with the procedures of the applicable depositary. The Trustee may select the Notes and portions of the Notes in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Neither the Trustee nor the Paying Agent shall be responsible for calculating the make-whole amount.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) on the basis that the solicitation for subscription of the Notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2 (I) of the FIEA and Article 10 of the Ministerial Ordinance Concerning Definitions. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the Notes shall be notified that it may transfer the Notes only to another QII. Any QII who acquires the Notes shall be deemed to have agreed to such transfer restriction.

Accordingly, the Notes have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except in a private placement to QIIs as described above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the time of such offering or sale.

UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

This term sheet supplements the Pricing Supplement, the prospectus supplement dated August 11, 2022 and the related prospectus dated August 11, 2022; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement, when available, if you request them by contacting Barclays Bank PLC toll-free at 1-888- 603-5847.

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